HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242

Jun 20, 2002

SEC FILE NO. 82-4031

VIA AIRMAIL

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Pacific Andes International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Pacific Andes International Holdings Limited (the "Company"), SEC File No. 82-4031, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement of unaudited results of Pacific Andes (Holdings) Limited, a subsidiary of Pacific Andes International Holdings Limited, for the year ended March 31, 2002, published (in English language) in the South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on June 6, 2002.

dlw 7/3

H:\dlai\adr\21441\0001\29sec.doc

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Pacific Andes International Holdings Limited

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF UNAUDITED RESULTS OF PACIFIC ANDES (HOLDINGS) LIMITED, A SUBSIDIARY OF PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED, FOR THE YEAR ENDED 31 MARCH 2002

The Board of directors of Pacific Andes International Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of Pacific Andes (Holdings) Limited ("PAH"), the Company's 62.87%-owned subsidiary, the shares of which are listed on the Singapore Exchange Securities Trading Limited, and its subsidiaries (the "PAH Group") for the year ended 31 March 2002, together with the comparative figures for the previous financial year.

	PAH Group HK$'000 Latest year	PAH Group HK$'000 Previous year	PAH Group % Change	PAH HK$'000 Latest year	PAH HK$'000 Previous year	PAH % Change
1. (a) Turnover	2,059,866	1,563,584	31.7	-	-	-
(b) Investment income	-	-	-	100,000	-	NM
(c) Other income including interest income	15,664	18,792	(16.6)	37,948	49,806	(23.8)
2. (a) Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	137,694	119,205	15.5	125,772	39,713	216.7
2. (b) (i) Interest on borrowings	45,537	48,357	(5.8)	-	-	-
2. (b) (ii) Depreciation and amortisation	27,896	19,628	42.1	-	-	-
2. (b) (iii) Foreign exchange gain/(loss)	1,016	(2,400)	NM	-	-	-
2. (c) Exceptional items	-	-	-	-	-	-
2. (d) Operating profit, before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	65,257	48,820	33.7	125,772	39,713	216.7
2. (e) Income derived from associated/companies	-	-	-	-	-	-
2. (f) Less income tax	(2,022)	(1,654)	22.2	-	-	-
2. (g) (i) Operating profit after tax before deducting minority interests	63,235	47,166	34.1	125,772	39,713	216.7
2. (g) (ii) Less minority interests	-	-	-	-	-	-
2. (h) Operating profit after tax attributable to members of PAH	63,235	47,166	34.1	125,772	39,713	216.7
2. (i) (i) Extraordinary items	-	-	-	-	-	-
2. (i) (ii) Less minority interest	-	-	-	-	-	-
2. (i) (iii) Extraordinary items attributable to members of PAH	-	-	-	-	-	-
2. (i) (iv) Transfer to/from exchange reserve	-	-	-	-	-	-
2. (i) (v) Transfer to capital reserve	-	-	-	-	-	-
2. (i) (vi) Transfer to reserve fund	-	-	-	-	-	-
2. (j) Operating profit after tax and extraordinary items attributable to members of PAH	63,235	47,166	34.1	125,772	39,713	216.7

	PAH Group Figures Latest year	PAH Group Figures Previous year
3. (a) Operating profit [2(g)(i) above] as a percentage of turnover [1(a) above]	3.07%	3.02%
3. (b) Operating profit [2(h) above] as a percentage of issued capital and reserves at end of year	9.67%	7.65%
3. (c) Earnings per ordinary share for the year based on 2(h) above after deducting any provision for preference dividends:-		
(i) Based on existing issued share capital	HK25.79 cents	HK21.69 cents
(ii) On a fully diluted basis	NA	HK21.67 cents
3. (d) Earnings per share based on 2(j) above:-		
(i) Based on existing issued share capital	HK25.79 cents	HK21.69 cents
(ii) On a fully diluted basis	NA	HK21.67 cents
3. (e) Net tangible asset backing per ordinary share	HK267 cents	HK253 cents

NM: Not Meaningful
NA: Not Applicable
Notes:

2001	The PRC HK$'000	North America HK$'000	Western Europe HK$'000	Eastern Europe HK$'000	Others HK$'000	Total HK$'000
Revenue	1,347,859	137,327	5,721	35,936	36,741	1,563,584
Segment result	133,172	9,056	4,632	3,660	1,330	151,850
Administrative expenses						(54,136)
Other operating expenses						(537)
Profit from operations						97,177
Interest expenses						(48,357)
Taxation						(1,654)
Net profit for the year						47,166

7.(a) **Review of the performance of PAH and its principal subsidiaries.**
Compared to the previous financial year, PAH Group turnover [item 1(a)] increased by 31.7% to HK$2,060 million from HK$1,564 million.

PAH Group profit attributable to shareholders [item 2(j)] increased by 34.1% to HK$63 million.

Seafood division
The PAH Group maintained its business growth by focusing on the high growth People's Republic of China ("PRC") market, which contributes 86% of the PAH Group's turnover. Turnover of the Seafood division increased by 32%.

During the year under review, the PAH Group developed its distribution activities in the PRC. Since the second half of the year, the PAH Group started to maintain inventory in bonded warehouses in the PRC for sale to its PRC customers. Sales to PRC customers under distribution arrangements reached HK$404 million for the year. The distribution arrangements provide better flexibility in terms of delivery time to customers.

The PAH Group also intensified efforts to further promote sales in the North American market. The PAH Group's competitively priced and diversified frozen fish products proved to be well-positioned to meet the demand in North America. Sales to North America increased by 33.9% to HK$184 million.

Vegetable division
The PAH Group registered a turnover of HK$35 million for the Vegetable division this financial year, an increase of 362%. The increase was due to a full year contribution compared to a 5-month contribution for the previous financial year. Consequently, the Vegetable division recorded an operating profit of HK$858,000.

7.(b) A statement by the Directors of the PAH on whether "any item or event of a material or unusual nature which would have affected materially the results of operations of the PAH Group and PAH has occurred between the date to which the report refers and the date on which the report is issued". If none, to include a negative statement.

In the opinion of the PAH directors, no item, transaction or event of a material and unusual nature has arisen between 31 March 2002 and the date of this report which would materially affect the results of the PAH and the PAH Group for the year ended 31 March 2002.

8. **Commentary on current year prospects**
The PAH Group remains positive on the growth potential of its business. With the consolidation of its core business, the PAH Group will continue to increase its market share.

The PRC will be a major growth driver for the PAH Group. With growing GDP per capita and improving living standards, affluent PRC consumers are now seeking quality products. The PAH Group is confident that it is heading in the right direction and will continue to improve its competitive position in the PRC market. Additionally, the PRC's accession to the World Trade Organisation will provide more business opportunities for the PAH Group.

Barring unforseen circumstances, the PAH Directors expect the PAH Group's operating results to be better in the current financial year.

9. **Dividend**

(a) Present Period

Name of Dividend	First and Final
Dividend Type	Cash
Dividend Rate	2.0 Singapore cents per ordinary share tax not applicable
Par value of shares	US$0.20
Tax rate	N/A

(b) Previous Corresponding Period

Name of Dividend	First and Final

a. Investment income of the PAH (item 1(b)) represents dividend income received from its subsidiary and has been eliminated on consolidation.

b. Other income of the PAH Group (item 1(c)) decreased by 16.6% to HK$15.7 million as the PAH Group received lesser administrative income charged to the Company and interest income from suppliers.

c. Depreciation of the PAH Group (item 2(b)(iii)) increased by 42.1% to 27.9 million due to a full year depreciation charge of the Vegetable division in this financial year compared to a 5-month depreciation charge in the previous financial year.

d. The calculation of basic earnings per share is based on 245,146,250 shares (2001: 217,450,300 shares) in issue during the year. Diluted earnings per share of current year has not been presented as the exercise prices of the PAH's outstanding share options are higher than the average market price per share. In previous year, the calculation of diluted earnings per share based on 217,655,839 shares after adjusting shares to be issued for purchase of a subsidiary. The calculation of net tangible asset-backing per share is based on 245,146,250 shares (2001: 244,146,250 shares) in issue at end of the year.

e. The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Deferred taxation is provided using the liability method on all significant timing differences other than those which are not expected to crystallise in the foreseeable future. Deferred tax benefits are not recognised unless there is reasonable expectation of their realisation.

		PAH Group HK$'000 Latest year	PAH Group HK$'000 Previous year	% Change	PAH HK$'000 Latest year	PAH HK$'000 Previous year	% Change
4. (a)	Sales reported for first half year	781,175	664,049	17.6	-	-	-
4. (b)	Operating profit [2(g)(i) above] reported for first half year	27,829	22,329	24.6	113,448	10,513	979.1
4. (c)	Sales reported for second half year	1,278,691	899,535	42.2	-	-	-
4. (d)	Operating profit [2(g)(i) above] reported for second half year	35,406	24,837	42.6	12,324	29,200	(57.8)

5.(a) Amount of any adjustment for under or over provision of tax in respect of prior years

NIL

5.(b) Amount of any pre-acquisition profits

NIL

5.(c) Amount of profits on any sale of investments and/or properties

Item 5(c) Table

Sale of Investment/properties	HK$ Profit/(Loss)
None	

5.(d) Any other comments relating to Paragraph 5

NIL

6. Segmental Results

By Product Category

2002	Frozen seafood HK$'000	Shipping services HK$'000	Vegetables HK$'000	Total HK$'000
Revenue	2,001,439	23,447	34,980	2,059,866
Segment result	169,529	766	4,035	174,330
Administrative expenses				(60,381)
Other operating expenses				(3,135)
Profit from operations				110,814
Interest expenses				(45,557)
Taxation				(2,022)
Net profit for the year				63,235

By Product Category

2001	Frozen seafood HK$'000	Shipping services HK$'000	Vegetables HK$'000	Total HK$'000
Revenue	1,512,030	43,981	7,573	1,563,584
Segment result	149,774	1,396	680	151,850
Administrative expenses				(54,136)
Other operating expenses				(537)
Profit from operations				97,177
Interest expenses				(48,357)
Taxation				(1,654)
Net profit for the year				47,166

By Geographical Area

2002	The PRC HK$'000	North America HK$'000	Western Europe HK$'000	Eastern Europe HK$'000	Others HK$'000	Total HK$'000
Revenue	1,769,881	183,834	30,747	23,447	51,957	2,059,866
Segment result	154,372	10,932	3,064	601	5,361	174,330
Administrative expenses						(60,381)
Other operating expenses						(3,135)
Profit from operations						110,814
Interest expenses						(45,557)
Taxation						(2,022)
Net profit for the year						63,235

Dividend Type: Cash

Dividend Rate: 1.5 Singapore cents per ordinary share tax not applicable

Per value of shares: US$0.20

Tax rate: N/A

(c) Total Annual Dividend

	Latest Year HK$'000	Previous Year HK$'000
Ordinary	21,389	15,720
Preference	-	-
Total	21,389	15,720

(d) Date payable

The proposed dividend, if approved at the PAH Annual General Meeting, will be paid at a date to be announced.

(e) Books closing date

Notice will be given at a later date on the closure of the Share Transfer Books and the Register of Members to determine the PAH shareholders' entitlements to the proposed final dividend.

(f) Any other comments relating to Paragraph 9

Following the bonus issue, re-denomination, subdivision and consolidation of the share capital of the PAH, the effective dividend rate would be 1.0 Singapore cent per S$0.20 ordinary share. The PAH has adopted a dividend policy to distribute one third of the PAH Group year end net profits as dividend to shareholder, barring unforeseen circumstances and a requirement for profits to be retained for specific expansion plans.

10. Balance Sheet

As at 31 March 2002

	PAH HK$'000	PAH Group HK$'000
Property, plant and equipment	-	184,136
Investment properties	-	23,400
Investment	719,702	2,728
Long term receivables	-	6,435
Current assets	293	1,103,057
Less: Current liabilities	-	608,341
Net Current assets	293	494,716
Less: Non-current liabilities		
Bank loans	-	57,203
Deferred taxation	-	245
	-	57,448
	719,995	653,967
Represented by:		
Share capital	381,617	381,617
Share premium	28,774	28,774
Revaluation reserves	-	13,709
Goodwill reserves	-	(24,883)
Retained earnings	309,604	254,750
	719,995	653,967

11. Details of any changes in the PAH's issued share capital

None

12. Comparative figures of the PAH Group's borrowings and debt securities

(a) Amount repayable in one year or less, or on demand

As at 31/03/2002 Secured HK$'000	As at 31/03/2002 Unsecured HK$'000	As at 30/09/2001 Secured HK$'000	As at 30/09/2001 Unsecured HK$'000
109,216	441,452	55,947	353,931

(b) Amount repayable after one year

As at 31/03/2001 Secured HK$'000	As at 31/03/2001 Unsecured HK$'000	As at 30/09/2000 Secured HK$'000	As at 30/09/2000 Unsecured HK$'000
57,203	-	20,745	-

(c) Any other comments relating to Paragraph 12

The PAH Group's bank borrowing increased by 41% to HK$607 million as compared to period ended 30 September 2001 to finance the inventories kept at bonded warehouses for its distribution activities in the PRC.

PURPOSE OF THIS ANNOUNCEMENT

This announcement is issued by the Company for the purpose of providing information to the public in Hong Kong in relation to the company and its subsidiaries. A similar announcement has been made by PAH in Singapore.

By Order of the Board

Cheng Nai Ming

Company Secretary

Hong Kong, 5 June 2002

香港經濟日報 2002年6月6日 星期四

Post-it® Fax Note 7671 | Date 6/6 | # of pages ▶ 4
To Heller Ehrman | From Pacific Andes
Co./Dept. | Co.
Phone # | Phone # 2547-0168
Fax # 28106242 | Fax #

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(於百慕達註冊成立之有限公司)

太平洋恩利國際控股有限公司之附屬公司太平洋恩利(控股)有限公司截至二零零二年三月三十一日止年度之未經審核業績公布

太平洋恩利國際控股有限公司(「本公司」)之董事會欣然公布本公司擁有62.87%權益之附屬公司太平洋恩利(控股)有限公司(「恩利控股」,其股份於新加坡證券交易所有限公司上市)及其附屬公司(以下統稱「恩利控股集團」)截至二零零二年三月三十一日止年度之未經審核綜合業績,連同上一財政年度之比較數據如下:

			恩利控股集團			恩利控股		
			最近一年	過往一年	變動	最近一年	過往一年	變動
			千港元		%	千港元		%
1. (a)		營業額	2,059,866	1,563,584	31.7	–	–	–
(b)		投資收入	–	–	–	100,000	–	無意義
(c)		包括利息收入之其他收入	15,664	18,792	(16.6)	37,948	49,806	(23.8)
2. (a)		未計所得稅、少數股東權益、非經常項目、借貸利息、折舊及攤銷、外匯兌換收益/(虧損)及特殊項目之經營溢利	137,694	119,205	15.5	125,772	39,713	216.7
2. (b)	(i)	借貸利息	45,557	48,337	(5.8)	–	–	–
2. (b)	(ii)	折舊及攤銷	27,896	19,628	42.1	–	–	–
2. (b)	(iii)	外匯兌換收益/(虧損)	1,016	(2,400)	無意義	–	–	–
2. (c)		特殊項目	–	–	–	–	–	–
2. (d)		未計所得稅、少數股東權益及非經常項目,但已扣除借貸利息、折舊及攤銷、外匯兌換收益/(虧損)及特殊項目之經營溢利	65,257	48,820	33.7	125,772	39,713	216.7
2. (e)		攤佔聯營公司之收入	–	–	–	–	–	–
2. (f)		減:所得稅	(2,022)	(1,654)	22.2	–	–	–
2. (g)	(i)	除稅後但未扣除少數股東權益前之經營溢利	63,235	47,166	34.1	125,772	39,713	216.7
2. (g)	(ii)	減:少數股東權益	–	–	–	–	–	–
2. (h)		恩利控股股東應佔之除稅後經營溢利	63,235	47,166	34.1	125,772	39,713	216.7
2. (i)	(i)	非經常項目	–	–	–	–	–	–
2. (i)	(ii)	減:少數股東權益	–	–	–	–	–	–
2. (i)	(iii)	恩利控股股東應佔之非經常項目	–	–	–	–	–	–
2. (i)	(iv)	轉撥至/轉撥自儲備	–	–	–	–	–	–
2. (i)	(v)	轉撥往資本儲備	–	–	–	–	–	–
2. (i)	(vi)	轉撥往儲備基金	–	–	–	–	–	–
2. (j)		恩利控股股東應佔之除稅及非經常項目後經營溢利	63,235	47,166	34.1	125,772	39,713	216.7

		恩利控股集團數字	
		最近一年	過往一年
3. (a)	經營溢利〔上文第2(g)(i)項〕佔營業額〔上文第1(a)項〕之百分比	3.07%	3.02%
3. (b)	經營溢利〔上文第2(h)項〕佔年終已發行股本及儲備之百分比	9.67%	7.65%
3. (c)	按上文第2(h)項經扣除任何優先股息後所得之每股普通股盈利:		
	(i) 按現有已發行股本計算	25.79港仙	21.69港仙
	(ii) 按全面攤薄基準計算	不適用	21.67港仙
3. (d)	按上文第2(j)項計算之每股盈利:		
	(i) 按現有已發行股本計算	25.79港仙	21.69港仙
	(ii) 按全面攤薄基準計算	不適用	21.67港仙
[illegible]	[illegible]	[illegible]	[illegible]

二零零一年	中國	北美	歐洲	日本	其他地區	綜合
	千港元	千港元	千港元	千港元	千港元	千港元
收益	1,347,839	137,327	7,721	33,356	36,741	1,563,584
分類業績	113,172	9,056	4,832	3,660	1,330	131,850
行政支出						(34,136)
其他經營支出						(537)
經營溢利						97,177
財務支出						(48,357)
稅項						(1,654)
本年度淨溢利						47,166

7.(a) **恩利控股及其主要附屬公司之業務表現回顧**

與上個財政年度比較,恩利控股集團之營業額(第1(a)項)由1,564,000,000港元增至2,060,000,000港元,增幅達31.7%。恩利控股集團股東應佔溢利(第2(j)項)增加34.1%至63,000,000港元。

海產業務

恩利控股集團專注發展增長迅速的中華人民共和國(「中國」)市場,業務因而持續錄得增長。該市場佔恩利控股集團營業額86%,海產業務的營業額增加32%。

於回顧年內,恩利控股集團於中國拓展分銷業務。恩利控股集團自下半年度開始將貨物存放於中國的保稅倉庫,以供銷售予中國客戶。年內,根據分銷安排向中國客戶作出之銷售額高達404,000,000港元,而透過分銷安排,運送貨物予客戶的時間也更靈活。

恩利控股集團另着手進一步提升北美市場之銷售額。憑藉具競爭力的價格,加上其多元化的冷凍魚類產品種類,恩利控股集團已準備就緒,以迎合北美洲的需求。北美洲的銷售額增長33.9%至184,000,000港元。

蔬菜業務

於本財政年度,恩利控股集團之蔬菜業務錄得營業額35,000,000港元,增幅達362%。營業額顯著上升乃因於本年度營業額包括全年貢獻,而上個財政年度則僅得五個月。因此,蔬菜業務錄得經營溢利858,000港元。

7.(b) 恩利控股之董事作出聲明,表明是否有「任何屬重大或不尋常性質並將對恩利控股集團及恩利控股營運業績構成重大影響之項目及事項,於本報告所述日期及本報告刊發日期之間發生」,如有的話,將載入一項否認聲明。

恩利控股董事認為,於二零零二年三月三十一日至本報告刊發日期之期間,並無出現任何重大及不尋常之項目、交易或事項,以致對恩利控股及恩利控股集團截至二零零二年三月三十一日止年度之業績構成重大影響。

8. **本年前景展望**

恩利控股集團對其業務之發展潛力持樂觀態度。恩利控股集團將可研製新其核心業務繼續擴大其市場份額。

中國將為恩利控股集團增長的主要動力。隨著人均本地生產總值增長及生活質素不斷提升,富裕的中國消費者正趨向追求優質產品。恩利控股集團充滿信心,集團現正朝著正確方向邁進,並將繼續於中國市場增強其競爭優勢。此外,中國加入世界貿易組織將為恩利控股集團帶來更多商機。

於無不可預見的情況下,恩利控股董事預期,恩利控股集團之經營業績將於本財政年度表現更佳。

9. **股息**

(a) 本期

股息名稱	首期及末期
股息類別	現金
股息率	每股普通股2.0新加坡仙(不計稅項)
股份面值	0.20美元
稅率	不適用

(b) 去年同期

股息名稱	首期及末期
股息類別	現金

a. 恩利控股之投資收入（第1(b)項）指收取其附屬公司之股息收入，但已於綜合賬目時對銷。

b. 恩利控股集團之其他收入（第1(c)項）減少16.6%至15,700,000港元，此乃恩利控股集團向本公司收取之行政收入及供應商之利息收入減少所致。

c. 恩利控股集團之折舊（第2(b)(ii)項）增加42.1%至27,900,000港元，原因為本財政年度之廠房機器折舊開支乃按全年計算，而上個財政年度則僅計入五個月之折舊開支。

d. 每股基本盈利乃根據年內已發行股份245,146,250股（二零零一年：217,450,360股）計算。由於恩利控股尚未行使之購股權行使價較每股平均市價為高，故每股攤薄盈利並無呈列於本年度內，而去年，每股攤薄盈利則根據購入一家附屬公司而作出調整後之股份217,655,839股計算。每股有形資產淨值乃根據年終時已發行股份245,146,250股（二零零一年：244,146,250股）計算。

e. 稅項支出乃根據年內之免課稅或不准扣稅項目調整後之業績計算。遞延稅項乃採用負債法就所有重大時差撥備準備，除了於可見將來預期不會產生者外。除非合理預期遞延稅項利益將可變現，否則有關利益將不獲確認。

		集團營業額			集團溢利		
		最近一年	過往一年	變動	最近一年	過往一年	變動
		千港元		%	千港元		%
4. (a)	上半年公布之營業額	781,175	664,049	17.6	–	–	–
4. (b)	上半年錄得之經營溢利（定義見第2(g)(i)項）	27,829	22,329	24.6	113,448	10,513	979.1
4. (c)	下半年錄得之營業額	1,278,691	899,535	42.2	–	–	–
4. (d)	下半年錄得之經營溢利（定義見第2(g)(i)項）	35,406	24,837	42.6	12,324	29,200	(57.8)

5.(a) 過往年度因稅項撥備不足或超額撥備而作出之任何調整金額

無

5.(b) 任何收購而溢利金額

無

5.(c) 出售任何投資及／或物業所產生之溢利金額

第5(c)項圖表

出售投資／物業	溢利／（虧損）港元
無	

5.(d) 有關第5段之任何其他意見

無

8. 分類業績

按業務分類

二零零二年	冷凍冷藏	船舶服務	其他	總額
	千港元	千港元	千港元	千港元
收益	2,001,439	23,447	34,980	2,059,866
分類業績	169,529	766	4,035	174,330
行政支出				(60,381)
其他經營支出				(3,135)
經營溢利				110,814
利息支出				(45,557)
稅項				(2,022)
本年度淨溢利				63,235

二零零一年	冷凍冷藏	船舶服務	其他	總額
	千港元	千港元	千港元	千港元
收益	1,512,030	43,981	7,573	1,563,584
分類業績	149,774	1,396	680	151,850
行政支出				(54,136)
其他經營支出				(537)
經營溢利				97,177
利息支出				(48,357)
稅項				(1,654)
本年度淨溢利				47,166

按地區分類

二零零二年	中國	台灣	香港	[illegible]	其他地區	總額
	千港元	千港元	千港元	千港元	千港元	千港元
收益	1,769,381	183,334	30,747	23,447	31,957	2,059,866
分類業績	154,372	10,932	3,064	601	5,361	174,330
行政支出						(60,381)
其他經營支出						(3,135)
經營溢利						110,814
利息支出						(45,557)
稅項						(2,022)
本年度淨溢利						63,235

[illegible]	0.20美元	
稅率	不適用	

(c) 全年股息總額

	最近一年	過往一年
	千港元	千港元
普通股	21,389	15,720
優先股	–	–
總額	21,389	15,720

(d) 派發日期

倘建議股息於恩利控股之股東週年大會上獲批准，則派發股息之日期將容後公布。

(e) 截止過戶日期

本公司將另行發表公布，知會股東截止股份過戶及暫停辦理股東登記手續之日期，以便確定各恩利控股股東獲派之建議末期股息。

(f) 有關第9段之任何其他意見

紅利發行、更改面值、拆細及合併恩利控股之股本後，實際股息率為每股面值0.20新加坡元之普通股1.0新加坡仙。在並無不可預計之情況下，且毋須就特定拓展計劃預留溢利，恩利控股已採納派息政策，向股東分派恩利控股集團於年結日之溢利淨額三分之一作為股息。

10. 資產負債表

於二零零二年三月三十一日

	恩利控股	恩利控股集團
	千港元	千港元
物業、廠房及設備	–	184,136
投資物業	–	23,400
投資	719,702	2,728
長期應收賬款	–	6,435
流動資產	293	1,103,057
減：流動負債	–	608,341
流動資產淨值	293	494,716
減：非流動負債		
銀行貸款	–	57,203
遞延稅項	–	245
	–	57,448
	719,995	653,967
資金來源：		
股本	381,617	381,617
股份溢價	28,774	28,774
重估儲備	–	13,709
商譽儲備	–	(24,883)
保留溢利	309,604	254,750
	719,995	653,967

11. 恩利控股已發行股本任何變動之詳情

無

12. 恩利控股集團之借貸及債務證券之比較數據

(a) 須於一年或少於一年內償還，或應要求償還之款額

於二零零二年三月三十一日		於二零零一年九月三十日	
有抵押	無抵押	有抵押	無抵押
千港元	千港元	千港元	千港元
109,216	441,452	55,947	353,931

(b) 須於一年後償還之款額

於二零零一年三月三十一日		於二零零零年九月三十日	
有抵押	無抵押	有抵押	無抵押
千港元	千港元	千港元	千港元
57,203	–	20,745	–

(c) 有關第12段之任何其他意見

恩利控股集團之銀行借貸於截至二零零一年九月三十日止期間增加41%至607,000,000港元，以應付中國分銷業務備存於保稅倉庫之存貨。

本公布之要旨

本公司發表本公布乃旨在向香港公眾人士提供有關本公司及其附屬公司之資料。恩利控股已於新加坡發表類似公布。

承董事會命
公司秘書
鄺乃昌

香港，二零零二年六月五日